UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                SEC FILE NUMBER
                                    000-53225

                                  CUSIP NUMBER


(Check One):   [_] Form 10-K    [_] Form 11-K    [_] Form 20-F    [X] Form 10-Q
               [_] Form 10-D    [_] Form N-SAR   [_] Form N-CSR

               For Period Ended: June 30, 2008

     [_] Transition Report on Form 10-K
     [_] Transition Report on Form 20-F
     [_] Transition Report on Form 11-K
     [_] Transition Report on Form 10-Q
     [_] Transition Report on Form N-SAR

         For the Transition Period Ended:

READ ATTACHED INSTRUCTIONS BEFORE PREPARING FORM. PLEASE PRINT OR TYPE

      Nothing in the form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

ecoSolutions Intl
--------------------------------------------------------------------------------
Full Name of Registrant

360 Interchange, Inc. (changed on March 17, 2008)
--------------------------------------------------------------------------------
Former Name if Applicable

295 East Main Street, Suite 1
--------------------------------------------------------------------------------
Address of Principal Executive Office (Street and Number)

Ashland, OR 97520
--------------------------------------------------------------------------------
City, State and Zip Code

                                     PART II
                             RULE 12b-25(b) AND (c)

      If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X]   (a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[_]   (b)   The subject annual report, semi-annual report, transition report |
            on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[_]   (c)   The accountant's statement or other exhibit required by Rule
            12b-25(c) has been attached if applicable.

                                    PART III
                                   NARRATIVE

      State below in reasonable detail the reasons why the Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

(Attach Extra Sheets if Needed)

      The registrant was unable to timely file its Quarterly Report on Form 10-Q for the quarter ended June 30, 2008 ("Form 10-Q") due to electronic filing difficulties. Specifically, at the time the registrant attempted to file the Form 10-Q, its CIK code was rejected by the SEC for reasons unknown to the registrant. As a result, the registrant had to generate new CIK codes, and this consequently delayed timely filing of the Form 10-Q.

      The Form 10-Q was eventually filed at 5:34 p.m. Eastern Standard Time on August 14, 2008 (i.e., the registrant was late in filing the Form 10-Q by a couple of minutes).

      Pursuant to subparagraph (g) of Rule 12b-25 promulgated under the Securities Exchange Act of 1934, as amended, and Rule 13 of Regulation S-T, the registrant intends to request an adjustment of the filing date of the Form 10-Q to reflect timely filing thereof.

                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

   Ekong I. Udoekwere                 (310)                     789-1205
--------------------------------------------------------------------------------
        (Name)                     (Area Code)             (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                  [X] Yes [_] No

      Explanation provided in response to Part IV(2): N/A

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                  [_] Yes [X] No

      If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      Explanation provided in response to Part IV(3): N/A

      The results of operations will include the operations of New Space Entertainment, Inc. and Magic Arts & Entertainment-Florida, Inc. which were acquired in the first Quarter of 2008.

                                 ecoSolutions Intl
--------------------------------------------------------------------------------
                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date   August 14, 2008             By  /s/ JANE EMKES
     -------------------               -----------------------------------------
                                           Jane Emkes
                                           Chief Financial Officer

                                   ATTENTION

   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001).


                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).